Independence Holding Company
485 Madison Avenue
New York, NY 10022

       June 23, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mellissa Campbell Duru, Special Counsel

Re:	Independence Holding Company
Amendment No. 1 to Registration Statement on Form S-4
Filed Jun 16, 2011
File No. 333-174054
and
Schedule TO-T
Filed June 22, 2011

Dear Ms. Duru:

By letter dated June 21, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Independence Holding Company (“IHC” or the “Company,” “we,” “us” or “our”) with its comment on the Company’s amended registration statement on Form S-4 filed on June 16, 2011 (the “Amended Filing”)  We are in receipt of your letter and set forth below the Company’s response to the Staff’s comments. For your convenience, the comment is listed below, followed by the Company’s response.  Also set forth below is an explanation for the erroneous filing of Schedule TO-T on June 22, 2011.

General

1.
We note your response to prior comment 3 and partially reissue the comment. Supplementally confirm your understanding that the tender offer rules may apply to future acquisitions and, depending on the circumstances, may necessitate your compliance with such rules' filing and dissemination obligations.

RESPONSE:

The Company confirms its understanding that the tender offer rules may apply to future acquisitions and, depending on the circumstances, may necessitate the Company’s compliance with such rules' filing and dissemination obligations.

2.
We do not understand your response to prior comment 4 and reissue the comment. Refer to disclosure throughout the prospectus in which you note that “we (including our wholly owned subsidiary, Madison Investors Corporation) will own" approximately 80% of the issued and outstanding shares of American Independence Corp., assuming the 1,451,158 shares that are subject to the offer are tendered. Confirm that Madison Investors Corporation will be identified as a co-bidder or provide a detailed legal analysis of why this is unnecessary.

RESPONSE:

The Company currently owns 900,325 shares of common stock of American Independence Corp. (“AMIC”).  The Company has sole voting and dispositive power over the 900,325 shares.  Madison Investors Corporation (“Madison”), an indirect, wholly owned subsidiary of the Company, currently owns 4,464,501 shares of common stock of AMIC.  Madison has sole voting and dispositive power over the 4,464,501 shares.  Including the 4,464,501 shares beneficially owned by the Company as a result of its indirect ownership of Madison, the Company currently beneficially owns 5,364,826 shares of common stock of AMIC.  There are no agreements in place between the Company and Madison regarding the 4,464,501 shares of common stock of AMIC owned by Madison.

The Company is the sole entity acquiring additional shares of common stock of AMIC in connection with the offer.  If the 1,451,158 shares being sought in connection with the offer are tendered, the Company will own 2,351,483 shares of common stock of AMIC and will have sole voting and dispositive power over the 2,351,483 shares.  Regardless of the number of shares that are tendered in connection with the offer, Madison will continue to own, and have sole voting and dispositive power over, 4,464,501 shares of common stock of AMIC.

The parenthetical “(including our wholly owned subsidiary, Madison Investors Corporation)” was included to alert AMIC stockholders of the Company’s preexisting holdings of AMIC stock through its ownership of Madison.  Madison has not played, nor will it a play, a role in initiating, structuring, or negotiating the tender offer.  Madison has not acted and will not act together with the Company in connection with the offer, nor does Madison control the terms of the offer.  As an indirect, wholly owned subsidiary of the Company, Madison (i) does not control the Company, (ii) did not cause the Company to be formed, and (iii) will not beneficially own any of the securities purchased by the Company in connection with the offer.

As a result, Madison will not be identified as a co-bidder in the offer and accordingly will not be subject to the filing and dissemination requirements specified in Regulation 14D.

Schedule TO-T

The Company confirms that the Schedule TO-T filed on June 22, 2011, was filed in error.  The offer has not yet commenced and the registration statement is not yet effective.  There has been no distribution of any offering materials to any AMIC stockholders nor is there any means for AMIC stockholders to tender their shares.  If the Company or its Agents are contacted by an AMIC stockholder, they will inform the AMIC stockholder that the offer has not yet commenced.  An amendment to Schedule TO-T will be filed once the offer has commenced.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for, the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

.

Sincerely,
/s/ Adam C. Vandervoort
Adam C. Vandervoort
Vice President, General Counsel and Secretary